

December 9, 2013

Via E-mail
John A. Healy, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

> **Re:** **Cornerstone Therapeutics Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed by Cornerstone**
> **Therapeutics Inc. et. al.**
> **Filed November 27, 2013**
> **File No. 005-79887**
>
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 27, 2013**
> **File No. 000-50767**

Dear Mr. Healy:

We have reviewed your filings and have the following comments

Amended Schedule 13E-3

1. Please include the information provided in response to prior comment 2 in the proxy statement.

2. We note the revisions made in response to our prior comment 18. Please provide us your legal analysis as to why Mr. Collard is not a filing person for purposes of the Schedule 13E-3.

Amended Preliminary Proxy Statement

Summary Term Sheet, page 1

3. We note your response to our prior comment 4. Please revise your summary term sheet to include a brief description of the principal advantages and disadvantages of the going private transaction.

Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee
Our Board of Directors' Recommendation, page 34

4.   We note the revisions made in response to prior comment 19 and we reissue our comment. Your disclosure continues to address the fairness determination as to all security holders, including the unaffiliated security holders. Given that your unaffiliated security holders have interests different from your affiliated security holders, your disclosure does not appear to comply with Item 1014 of Regulation M-A. Please revise.

5.   We reissue prior comment 22. As we have noted previously, filing persons must provide disclosure of their fairness determination as to unaffiliated security holders. Thus, while the special committee and board may rely on the Lazard opinion, they must reconcile the different groups of security holders that each (Lazard on the one hand and the committee and board on the other) is obligated to address.

6.   Please disclose the substance of your response to prior comment 25.

Opinion of Lazard Freres & Co. LLC, page 35

7.   We reissue the part of prior comment 26 in which we asked that you show how Lazard arrived at the multiples/values disclosed for the two discounted cash flows analyses.

8.   We reissue prior comment 7. Disclose briefly the results of the analyses conducted by Lazard in the "Other Written Presentations by Lazard."

9.   Disclose the substance of your response to prior comment 31 in an appropriate location of the proxy statement.

Consultation with Jefferies, Financial Adviser to Chiesi, page 49

10.   We reissue prior comment 33. We note that the second paragraph of your response indicates you revised the disclosure to include certain data. We are unable to find such revisions; we also note that pages vi-ix in the May 2 materials and pages 5-8 in the July 15 materials appear to include disclosure responsive to our prior comment. Please advise or revise.

Form of Proxy Card

11.   We reissue prior comment 51. We note that the revision made in response to our comment does not appear to have been made to the form of proxy card.

Please direct any questions to Matthew Jones at (202) 551-3786 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions